UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

PDL BioPharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69329Y104

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

RYAN NEBEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,827,459
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,827,459
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,827,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		845,143
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

845,143
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

845,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,361,443
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,361,443
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,361,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,034,045
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,034,045
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,034,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,034,045
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,034,045
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,034,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,672,602
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,672,602
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,672,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,361,443
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,361,443
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,361,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 69329Y104

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,034,045
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,034,045
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,034,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 69329Y104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of PDL BioPharma, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 932 Southwood Boulevard, Incline Village, Nevada 89451.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Airflow Capital, L.P., a Delaware limited partnership (“Engine Airflow”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow;

(v)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(vi)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;
(vii)	Engine Investments II, LLC, a Delaware limited liability company (“Engine Investments II”), as the general partner of Engine Airflow; and
(viii)	Arnaud Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105.

10

CUSIP No. 69329Y104

(c)       The principal business of each of Engine Capital, Engine Jet and Engine Airflow is investing in securities. Engine Management is the investment manager of each of Engine Capital, Engine Jet and Engine Airflow. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Engine Investments II serves as the general partner of Engine Airflow. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital, Engine Jet and Engine Airflow were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,827,459 Shares beneficially owned by Engine Capital is approximately $9,043,888, including brokerage commissions. The aggregate purchase price of the 845,143 Shares beneficially owned by Engine Jet is approximately $1,996,983, including brokerage commissions. The aggregate purchase price of the 1,361,443 Shares beneficially owned by Engine Airflow is approximately $3,277,074, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On October 23, 2019, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) which, among other things, expressed certain of the Reporting Persons’ concerns as well as highlighted potential opportunities for the Issuer to maximize stockholder value. The Reporting Persons explained their belief that the Issuer’s significant underperformance is attributable to a history of poor capital allocation decisions, including ill-conceived acquisitions and speculative investments that have failed to create value. As a result, the Reporting Persons called on the Board to immediately cease its investment activities and commence a review of strategic alternatives, including a possible sale or liquidation of the Issuer, which the Reporting Persons believe represents the best risk-adjusted path forward for stockholders. The Reporting Persons also recommended a right-sizing of the Issuer’s cost structure and a reduction in the size of the Board.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer and others regarding means to maximize stockholder value, including the views expressed in the Letter.

11

CUSIP No. 69329Y104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 114,202,671 Shares outstanding as of July 30, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

A.	Engine Capital
(a)	As of the close of business on October 22, 2019, Engine Capital directly owned 3,827,459 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 3,827,459
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,827,459
4. Shared power to dispose or direct the disposition: 0
B.	Engine Jet
(a)	As of the close of business on October 22, 2019, Engine Jet directly owned 845,143 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 845,143
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 845,143
4. Shared power to dispose or direct the disposition: 0
12

CUSIP No. 69329Y104

C.	Engine Airflow
(a)	As of the close of business on October 22, 2019, Engine Capital directly owned 1,361,443 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,361,443
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,361,443
4. Shared power to dispose or direct the disposition: 0
D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow, may be deemed to beneficially own the 6,034,045 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 6,034,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,034,045
4. Shared power to dispose or direct the disposition: 0

E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 6,034,045 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 6,034,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,034,045
4. Shared power to dispose or direct the disposition: 0

F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 4,672,602 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 4,672,602
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,672,602
4. Shared power to dispose or direct the disposition: 0
13

CUSIP No. 69329Y104

G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Airflow may be deemed to beneficially own the 1,361,443 Shares owned by Engine Airflow.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,361,443
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,361,443
4. Shared power to dispose or direct the disposition: 0
H.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 6,034,045 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 6,034,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,034,045
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
14

CUSIP No. 69329Y104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 23, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated October 23, 2019.
99.2	Joint Filing Agreement, dated October 23, 2019.

15

CUSIP No. 69329Y104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2019

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

16

CUSIP No. 69329Y104

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

17

CUSIP No. 69329Y104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ENGINE CAPITAL, L.P.

Purchase of Common Stock	24,574	2.0998	10/03/2019
Purchase of Common Stock	56,076	2.1657	10/03/2019
Purchase of Common Stock	435,697	2.2392	10/04/2019
Purchase of Common Stock	486,283	2.3152	10/07/2019
Purchase of Common Stock	956,194	2.3532	10/08/2019
Purchase of Common Stock	860,898	2.3847	10/09/2019
Purchase of Common Stock	355,746	2.3914	10/10/2019
Purchase of Common Stock	117,655	2.4225	10/11/2019
Purchase of Common Stock	65,465	2.3833	10/14/2019
Purchase of Common Stock	63,744	2.4200	10/15/2019
Purchase of Common Stock	48,058	2.3799	10/16/2019
Purchase of Common Stock	34,234	2.4242	10/17/2019
Purchase of Common Stock	127,488	2.3970	10/18/2019
Purchase of Common Stock	115,371	2.4136	10/21/2019
Purchase of Common Stock	79,976	2.4481	10/22/2019

ENGINE JET CAPITAL, L.P.

Purchase of Common Stock	5,426	2.0998	10/03/2019
Purchase of Common Stock	12,383	2.1657	10/03/2019
Purchase of Common Stock	96,210	2.2392	10/04/2019
Purchase of Common Stock	107,380	2.3152	10/07/2019
Purchase of Common Stock	211,146	2.3532	10/08/2019
Purchase of Common Stock	190,102	2.3847	10/09/2019
Purchase of Common Stock	78,556	2.3914	10/10/2019
Purchase of Common Stock	25,980	2.4225	10/11/2019
Purchase of Common Stock	14,456	2.3833	10/14/2019
Purchase of Common Stock	14,076	2.4200	10/15/2019
Purchase of Common Stock	10,612	2.3799	10/16/2019
Purchase of Common Stock	7,559	2.4242	10/17/2019
Purchase of Common Stock	28,152	2.3970	10/18/2019
Purchase of Common Stock	25,458	2.4136	10/21/2019
Purchase of Common Stock	17,647	2.4481	10/22/2019

CUSIP No. 69329Y104

Engine Airflow Capital, L.P.

Purchase of Common Stock	1,104,928	2.3914	10/10/2019
Purchase of Common Stock	40,939	2.4225	10/11/2019
Purchase of Common Stock	22,779	2.3833	10/14/2019
Purchase of Common Stock	22,180	2.4200	10/15/2019
Purchase of Common Stock	16,723	2.3799	10/16/2019
Purchase of Common Stock	11,912	2.4242	10/17/2019
Purchase of Common Stock	44,360	2.3970	10/18/2019
Purchase of Common Stock	97,622	2.4481	10/22/2019